UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 5, 2019

_____

In the Matter of

Black Cactus Global, Inc.

**8275 S. Eastern Avenue, Suite 200
Las, Vegas, NV 89123**

File No: 333-224435

_____

	ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

       Black Cactus Global, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Black Cactus Global, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 5, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary